BLACK MOUNTAIN CAPITAL

May 1, 2006

To:    All Applicable Commissions and Exchanges

Dear Sirs,

Re:    Confirmation of Mailing
               Black Mountain Capital Corporation (“the Company”)

We confirm that the following material was sent by pre-paid mail on May 1, 2006 to the registered and non-registered shareholders of the Company whose name appears on the Supplemental Mailing List established pursuant to National Instrument 54-101 and the Company will furnish upon request a copy of the following material:

1.    2005 Audited Annual Financial Statement;

In compliance with regulations made under the Securities Act, we are providing this material to you.

Yours truly,
BLACK MOUNTAIN CAPITAL CORPORATION

/s/ Irene Fam

Irene Fam
Executive Assistant

Suite 613    375 WATER STREET     Phone                   (604) 689 7533
VANCOUVER, BRITISH COLUMBIA                                                      Telecopier    (604) 683 9681
V6B 5CB    Mercury.ca                                                                         Email                     isf@mercury.ca